SOUTHWESTERN RESOURCES CORP.

MANAGEMENT INFORMATION CIRCULAR

This management information circular (the "Information Circular") contains information as at March 20, 2008 unless otherwise stated.

BUSINESS OF THE MEETING

VOTING AND QUORUM

All matters presented at the Annual General and Special Meeting (the "Meeting") of shareholders of Southwestern Resources Corp. (the "Company", "Southwestern" or "SWG") require approval by a simple majority of the votes cast at the Meeting, unless stated otherwise.

No business shall be transacted at the Meeting unless the requisite quorum is present at the commencement of such Meeting, provided that, if a quorum is present at the commencement of the Meeting, a quorum will be deemed to be present during the remainder of the Meeting.

1.

FINANCIAL STATEMENTS

The consolidated financial statements of the Company for the year ended December 31, 2007 are included in the 2007 Annual Report, which has been mailed to shareholders concurrently with this Information Circular and will be presented to the shareholders at the Meeting.

2.

ELECTION OF DIRECTORS

Management proposes to nominate for election to the Company’s Board of Directors the persons named in the section “Election of Directors” and that the number of directors be set at four.  Please refer to that section for a biography of each nominee.  All of the nominees are currently directors of the Company and attendance at meetings of the board of the directors of the Company (the "Board") and committee meetings held in 2007 is set forth in Item 1(g) of the section “Corporate Governance Disclosure”.  Each director elected will hold office until the next annual general meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director.

Unless authority is withheld, the persons named in the accompanying form of proxy (the “Proxy”) intend to vote for these nominees. All of the nominees have established their eligibility and willingness to serve as directors. The Proxy permits shareholders to vote in favour of all nominees, vote in favour of some nominees and to withhold votes for other nominees, or to withhold votes for all nominees.

3.

APPOINTMENT OF AUDITORS

Deloitte & Touche LLP were initially appointed auditors of the Company in 1992. The persons whose names are printed on the enclosed Proxy will vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, of Suite 2800, 1055 Dunsmuir Street, Vancouver, British Columbia, as auditors for the Company to hold office until the next annual general meeting of shareholders, at a remuneration to be fixed by the directors.

4.

APPROVAL OF UNALLOCATED OPTIONS UNDER THE STOCK OPTION PLAN

At the Meeting, shareholders will be asked to consider and if deemed appropriate approve all unallocated options under the Company’s stock option plan (see section “Approval of Unallocated options under  Stock Option Plan”).

5.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Management is not aware of any matters to come before the Meeting other than those referred to in the Notice of Meeting.  Should any other matters properly come before the Meeting, the shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the instructions of the proxyholder.

REVOCABILITY OF PROXY

Any registered Shareholder who has returned a proxy may revoke it at any time before it has been exercised.  In addition to revocation in any other manner permitted by law, a registered Shareholder, his attorney authorized in writing or, if the registered Shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date.  The instrument revoking the proxy must be deposited at the registered office of Southwestern, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the Chair of the Meeting on the day of the Meeting.  Only registered Shareholders have the right to revoke a proxy.  Non-Registered Holders who wish to change their vote must arrange for their respective Nominees to revoke the proxy on their behalf.

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management (the “Management”) of the Company for use at the Meeting of shareholders of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof.  It is expected that the solicitation will be primarily by mail.  Proxies may also be solicited personally by employees of the Company. The cost of solicitation will be borne by the Company.

RECORD DATE

The Board has set the close of business on March 20, 2008 as the record date (the "Record Date") for determining which shareholders of the Company shall be entitled to receive notice of and to attend and vote at the Meeting.  Only shareholders of record as of the Record Date are entitled to receive notice of and to attend at and vote at the Meeting.

PROXY INSTRUCTIONS

1.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a Shareholder's behalf in accordance with the instructions given by the Shareholder in the Proxy.  The persons whose names are printed in the enclosed form of Proxy are officers or directors of Southwestern (the "Management Proxyholders").

A Shareholder has the right to appoint a person other than a Management Proxyholder, to represent the Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form.  A proxyholder need not be a Shareholder.

2.

VOTING BY PROXY

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a Shareholder does not specify a choice and the Shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting.  At the date of this Information Circular, management of Southwestern knows of no such amendments, variations or other matters to come before the Meeting.

3.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be received by Southwestern's registrar and transfer agent, Computershare Investor Services Inc., in accordance with the instructions in the proxy, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the Chair of the Meeting elects to exercise his discretion to accept proxies received subsequently.

4.

NON-REGISTERED HOLDERS

Only Shareholders whose names appear on the records of Southwestern as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting.  Most Shareholders of Southwestern are "non-registered" Shareholders because the shares they own are not registered in their name but instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee").  If you purchased your shares through a broker, you are likely a non-registered holder.

In accordance with securities regulatory policy, Southwestern has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting.  Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder.  The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided.  Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits Southwestern to forward meeting materials directly to "non objecting beneficial owners".  If Southwestern or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding shares on your behalf.  By choosing to send these materials to you directly, Southwestern (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

                          INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and the approval of all unallocated options under the Company’s stock option plan (see “Approval of Unallocated options under  Stock Option Plan”).

                                  VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has only one class of shares entitled to be voted at the Meeting, namely, common shares without par value.  All issued shares are entitled to be voted at meetings of shareholders and each has one non-cumulative vote.  As at March 20, 2008, there were 44,922,936 common shares issued and outstanding. Only those shareholders of record on March 20, 2008 will be entitled to vote at the Meeting or any adjournment thereof.

To the knowledge of the directors and executive officers of the Company, only the following persons or companies beneficially own, directly or indirectly, or exercise control or direction over shares carrying 10% or more of the voting rights attached to all outstanding shares of the Company which have the right to vote in all circumstances:

Name	Number of Shares	Percentage of Outstanding Shares
John G. Paterson	8,058,250(1)	17.73%

(1)

Based solely on the Company’s review of the public record, 789,250 shares are owned directly by John G. Paterson and 7,269,000 shares are owned by Global Gold Corporation, a private Ontario corporation ("Global").  Public records also indicate that John G. Paterson is president of Global and owns indirectly and/or exercises control or direction over the shares of the Company held by Global.

ELECTION OF DIRECTORS

The following chart provides information concerning the nominees proposed for election to the Board of Directors, all of whom are ordinarily resident in Canada. The number of directors will be set at four. Included in this information is directors’ committee memberships and equity ownership.  All successful nominees are elected for a term of one year, expiring at the next annual general meeting.

Name and Company Details
W. DAVID BLACK (2)(3)(4)(6) Vancouver, B.C. Age: 66 Director since 2000 Shares(1): 37,000 Options: 400,000

W. David Black (Chair of the Board of Directors) was called to the British Columbia bar in 1967, practiced as an attorney specializing in corporate and securities law until December 2003 and is now retired.  Mr. Black has served on the boards of numerous public and private companies in the natural resource sector.

JAMES B. HUME (2)(3)(4)(5) Calgary, Alberta Age: 57 Director since 2002 Shares(1): 10,000 Options: 250,000

James B. Hume is a Chartered Accountant and has worked as Chief Executive Officer of various companies involved in financial investment and management for the past 20 years.  He is President and CEO of the Kahanoff Group of companies based in Alberta.

WILLIAM D. McCARTNEY (2)(3)(4)(5)(6) Vancouver, B.C. Age: 52 Director since 2004 Shares(1): nil Options: 400,000

William D. McCartney is a Chartered Accountant and was a founding partner of an accounting firm from 1984 to 1990.  He is President of a management company involved with providing corporate finance and administrative management services to private and public companies.

TIMO JAURISTO(5) Vancouver, B.C. Age: 50 Director since 2006 Shares(1): nil Options: 400,000

Timo Jauristo (Interim President & CEO, Vice President, Corporate Development and Director of the Company) is a Professional Geologist with over 26 years experience in the mining industry. Mr. Jauristo joined Southwestern in July 2005 as Vice President, Corporate Development and became the Interim President & CEO in July 2007.  Mr. Jauristo is also President, CEO and Director of Zincore Metals Inc. of which Southwestern has a 49% interest. Mr. Jauristo was with the Placer Group of companies for 15 years before joining Southwestern, and at the time he left Placer he was the General Manager – Corporate Development.  Mr. Jauristo has extensive experience evaluating and developing mineral properties in Australia, Asia, Europe and Africa.

(1)

The number of voting shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed director as at March 20, 2008.

(2)

Member of the Audit Committee.

(3)

Member of the Compensation Committee.

(4)

Member of the Corporate Governance and Nominating Committee.

(5)

Member of the Environment and Safety Committee.

(6)

Member of the Special Committee of independent directors.

EXECUTIVE COMPENSATION DISCLOSURE

The following Statement of Executive Compensation is prepared in accordance with National Instrument Form 51-102 F6. The purpose of this Statement of Executive Compensation is to provide disclosure of all compensation earned by directors and certain executive officers in connection with their position as an officer of or consultant to the Company.

1.

SUMMARY COMPENSATION TABLE – NAMED EXECUTIVE OFFICERS

This table sets out all compensation paid during the three most recently completed financial years to the Company’s Chief Executive Officer, Chief Financial Officer and each of the Company’s three most highly compensated executive officers other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed financial year and whose total annual salary and bonus exceeds $150,000 (collectively the “Named Executive Officers”).

		Annual Compensation			Long-Term Compensation (1) (2)
					Awards		Payouts
Name & Principal Position	Year	Salary ($)	Performance Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs(1) Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP(2)Payouts ($)	All Other (3) Compensation ($)
Timo Jauristo(4) Interim President & CEO and VP, Corporate Development	20072006 2005	nil nil nil	nil 70,000(5) 20,000(5)	120,900(5) 136,480 (5) 106,720 (5)	400,000 50,000(6) 300,000(6)	nil nil nil	nil nil nil	30,500 nil nil
John G. Paterson(7) Former President & CEO	2007 2006 2005	nil nil nil	n/a(8) n/a(8) n/a(8)	121,000(9) 217,000 (9) 194,250 (9)	nil 50,000(6) 125,000(6)	nil nil nil	nil nil nil	264,000 nil nil
Giovanni Susin(10) VP, Finance & CFO	20072006 2005	138,400 112,000 102,400	nil 8,000 5,000	nil nil nil	175,000 20,000(6) 20,000(6)	nil nil nil	nil nil nil	25,000 nil nil
Parkash K. Athwal(11) Former VP, Finance & CFO	2007 2006 2005	nil nil nil	nil 70,000(12) 50,000(12)	34,198(12) 98,050(12) 93,675(12)	nil 50,000(6) 100,000(6)	nil nil nil	nil nil nil	nil nil nil
Thomas W. Beattie VP, Corporate Affairs & Corporate Secretary	2007 2006 2005	nil nil nil	nil 70,000(13) 50,000(13)	190,290(13) 139,450(13) 140,050(13)	275,000 50,000(6) 100,000(6)	nil nil nil	nil nil nil	25,000 nil nil
Alejandro Losada-Calderon(14 VP, Exploration	20072006 2005	nil nil nil	nil n/a n/a	167,215 n/a n/a	275,000 n/a n/a	nil nil nil	nil nil nil	24,615 nil nil
Stanley Myers Director of Exploration, Latin America	20072006 2005	99,000 n/a n/a	nil nil nil	81,025(15) nil nil	250,000 nil nil	nil nil nil	nil nil nil	17,500 nil nil

(1)

Southwestern did not grant any Stock Appreciation Rights (“SAR”). SAR means a right, granted by the Company as compensation for employment services or office, to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

(2)

Southwestern did not have any Long-Term Incentive Plans (“LTIP”). LTIP means any plan providing compensation intended to motivate performance over a period greater than one financial year. LTIP’s do not include option plans, SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.

(3)

Mr. Paterson was paid a severance payment in June 2007 while Messrs. Jauristo, Susin, Beattie, Losada-Calderon and Myers received retention payments in 2007.

(4)

On July 4, 2007 Mr. Jauristo was appointed Interim President and CEO of Southwestern.  Mr. Jauristo is also a member of the Board of Directors.

(5)

Paid to Austgold Consulting Ltd., a private consulting company controlled by Mr. Jauristo.

(6)

These options have been cancelled.

(7)

On June 19, 2007, Mr. Paterson resigned as President, CEO and director of Southwestern.

(8)

The term n/a means not applicable.

(9)

Paid to Glengarry Resource Management Inc., a private consulting company controlled by Mr. Paterson.

(10)

Mr. Susin was appointed Vice President, Finance and CFO of Southwestern, effective May 1, 2007.

(11)

Ms. Athwal retired as Vice President, Finance and CFO of Southwestern, effective April 30, 2007.

(12)

Paid to PKA Financial Management Inc., a private consulting company controlled by Ms. Athwal.

(13)

Paid to Westvista Management Inc., a private consulting company controlled by Mr. Beattie.

(14)

Mr. Losada-Calderon, a consultant to the Company, was appointed an officer of the Company on February 25, 2007.

(15)

Paid to Ridge Resources Corporation, a private consulting company controlled by Mr. Myers.

2.

OPTIONS AND SARs

The Board of Directors of the Company established and shareholders approved an incentive stock option plan (the "Plan"). Shareholders approved amendments to the Plan in 2006 and 2007. The purpose of the Plan is to attract and motivate directors, officers and employees of, and service providers to, the Company and thereby advance the Company's interests by affording such persons with an opportunity to acquire an equity interest in the Company through stock options.  All options granted to directors, officers, employees and consultants are subject to a vesting schedule.

The following table discloses the particulars of options to purchase common shares or stock appreciation rights ("SARs") granted by the Company during the preceding financial year to the Named Executive Officers:

Option/SAR(1) Grants to Named Executive Officers

During the Most Recently Completed Financial Year

Name	Securities Under Options Granted(2) (#)	% of Total Options Granted to Optionees in Financial Year(2)	Exercise Or Base Price ($/Security)(3)	Market Value on the Date of Grant ($/Security)(4)	Expiration Date
Timo Jauristo	50,000 400,000	n/a 11.06	8.13 0.65	8.20 0.56	Cancelled December 10, 2012
Giovanni Susin	50,000 175,000	n/a 4.84	8.13 0.65	8.20 0.56	Cancelled December 10, 2012
Thomas W. Beattie	50,000 275,000	n/a 7.60	8.13 0.65	8.20 0.56	Cancelled December 10, 2012
Alejandro Losada-Calderon	200,000 275,000	n/a 7.60	7.75 0.65	8.61 0.56	Cancelled December 10, 2012
Stanley Myers	200,000 250,000	n/a 6.90	7.88 0.65	7.77 0.56	Cancelled December 10, 2012

(1)

No SARs were granted.  John G. Paterson and Parkash K. Athwal were granted 50,000 and 25,000 stock options respectively at a price of $8.13 on March 11, 2007 expiring March 10, 2012.  These options were subsequently  cancelled.

(2)

Options granted on February 1, February 25 and March 12, 2007 were subsequently cancelled and were not included in determining percentage of total options. All options granted are subject to a vesting schedule.

(3)

The exercise price is the volume weighted average trading price for the last five trading days on which the Company’s shares traded prior to the effective date of the grant of options.

(4)

Closing price of the Securities Underlying Options on the date of grant.

The following table discloses the particulars of stock options of the Company exercised during the last financial year by the Named Executive Officers:

Option/SAR(1)  Exercises by Named Executive Officers During the

Most Recently Completed  Financial Year and Financial Year End Option/SAR Values

Name	Securities Acquired On Exercise (#)	Aggregate Value Realized (2) ($)	Unexercised Options at December 31, 2007 (#) Exercisable/Unexercisable	Value of Unexercised in the Money Options at December 31, 2007(3) ($) Exercisable/Unexercisable
Timo Jauristo	nil	nil	nil/400,000	nil/nil
Giovanni Susin	nil	nil	nil/175,000	nil/nil
Thomas W. Beattie	nil	nil	nil/275,000	nil/nil
Alejandro Losada-Calderon	nil	nil	nil/275,000	nil/nil
Stanley Myers	nil	nil	nil/250,000	nil/nil

(1)

No SARs were exercised.

(2)

Aggregate value realized is the product of the number of shares acquired multiplied by the difference between the opening market value on the day of exercise and the exercise price, notwithstanding that the Named Executive Officer may not have sold such shares or may have sold such shares at different prices.

(3)

Value is the product of the number of Southwestern shares multiplied by the difference between the closing market value of $0.65 on December 31, 2007 and the exercise price.

3.

OPTIONS AND SARs REPRICINGS

None of the options granted by the Company were repriced during the most recently completed financial year.  The Company has never granted any SARs.

4.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITY AND EMPLOYMENT AND MANAGEMENT CONTRACTS

The Company and certain of the Named Executive Officers, or companies controlled by such Named Executive Officers, are parties to employment and consulting agreements and amounts paid pursuant to such agreements is disclosed under the section titled “Statement of Executive Compensation - Summary Compensation Table”.

The Company and certain of the Named Executive Officers are parties to agreements whereby, in the event that the officer ceases to be an officer of the Company within six months after the date on which control of the Company changes, the Company will pay the following amounts:  Timo Jauristo, $734,400; Thomas W. Beattie, $756,000; Alejandro Losada-Calderon, $660,000, Stanley Myers, $504,000 and Giovanni Susin, $450,000. The contracts provide that payment of such compensation is not triggered simply by voluntary resignation or termination for cause.

5.

COMPOSITION OF THE COMPENSATION COMMITTEE

The Board of Directors has established a Compensation Committee consisting of three independent directors of the Company:  W. David Black, James B. Hume and William D. McCartney.  The Compensation Committee’s Report on Executive Compensation, presented to and accepted by the Board of Directors, is as follows:

6.

REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee has prepared this report on executive compensation.  The Committee is responsible for making recommendations to the Board with respect to the compensation of  executive officers of the Company as well as with respect to the Company’s stock option plan.  The Committee also assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company.

In compensating its executive officers, packages are structured to enhance shareholder value and provide incentive. The Company has employed a combination of base compensation and equity participation through its stock option plan.  In previous years, the Company has awarded performance bonuses to recognize individual and the Company’s achievements.  In 2007, however, no performance bonuses were awarded. The Company does not offer securities purchase programs, shares or units that are subject to restrictions on resale or other incentive plans, and, except for stock options, focuses on annual, rather than long-term, compensation.

Base Compensation

In the Committee’s view, paying base compensation that is competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives.  The Committee has set rates for the CEO’s base compensation that are competitive to those paid by mining and mineral exploration companies of a comparable size and with operations at a similar or a more advanced stage.  In recommending the compensation for the remaining executive officers, the Committee reviews the CEO’s base compensation, recommendations made by the CEO and compensation paid to equivalent executive officers within the industry.

Retention bonuses

In August 8, 2007 the Board approved retention bonuses for executive officers, to ensure continuing commitment to the Company.  On July 19, 2007, the Company issued a press release withdrawing all its previously announced results for the Boka Project because it had determined, based on a review of the Boka Project, that there were deficiencies in its control procedures for the Boka Project and that the integrity of certain drill core samples was compromised.  As a result of the Boka Project, the Company became subject to several class action lawsuits and regulatory matters.  The retention bonuses are intended to help maintain the integrity of the business and the continuity of management and employees given the issues and challenges facing the Company resulting from the Boka Project.

Equity Participation

The Company believes that encouraging its executive officers and employees to become shareholders is the best way of aligning their interests with those of its shareholders.  Equity participation is accomplished through the Company’s stock option plan.  Stock options are granted to executive officers taking into account a number of factors, including the amount and terms of options previously granted, base compensation and performance bonuses and competitive factors. In order to retain key personnel given the challenges arising from the Boka Project, in 2007 the Board granted in aggregate options to purchase a total of 3,617,000 shares (1,375,000 to Named Executive Officers and 2,242,000 to other officers, employees and directors), which represented 8.05% of the outstanding shares of the Company at year-end.  The options have the following vesting schedule:  25% after June 11, 2008, 25% after December 11, 2008 and the remaining 50% after December 11, 2009.

CEO Compensation

The components of the CEO’s compensation are the same as those that apply to all of the Company’s executive officers, namely base compensation and equity participation in the form of stock options.  In establishing the CEO’s compensation, the Board considers salaries paid to other CEO’s whose market capitalization is similar to that of the Company and the CEO’s contribution to the affairs of the Company. In 2007, the Board also took into consideration the particular challenges facing the Company’s CEO as a result of the Boka Project.

7.

PERFORMANCE GRAPH

The following graph compares the yearly percentage change in the Company's cumulative total shareholder return on its common shares (being the percentage increase (or decrease) in the trading price of its common shares on a yearly basis based on an investment in the Company's shares on December 31, 2002 and reflecting a two-for-one stock split in June 2004) with the cumulative total shareholder return of the S&P/TSX Composite Index assuming reinvestment of dividends.  For comparison purposes it is assumed that $100 had been invested in the Company's shares and in the securities contained in such index on December 31, 2002 and compounded annually thereafter.

S&P/TSX Composite Index	100.00	128.35	144.37	175.99	201.54	215.98
Company Index	100.00	285.00	177.14	193.00	113.42	9.28

8.

COMPENSATION OF DIRECTORS

As a result of issues surrounding the Boka Project, the Company formed a Special Committee of Independent Directors (the "Special Committee").  The Special Committee initiated a dual track process to review all aspects of the Boka Project.  This included having the Company's senior operating management attend at the project site in China to review its control procedures and results and having the same reviewed by independent mining consultants.

Given the nature of the review of the Boka Project, members of the Special Committee had to take on significant additional duties in order to conduct an investigation into and review of the Boka Project, coordinate the investigative activities and address litigation and other regulatory matters.  Accordingly, members of the Special Committee were paid higher directors' fees to recognize the additional duties undertaken by them.

In 2007 the three independent directors of the Company were each paid as follows:  W. David Black (Chair) $205,000, William D. McCartney $125,000 and James B. Hume $56,501.  Compensation paid to the non-independent director, Timo Jauristo, is disclosed under the section titled “Executive Compensation Disclosure - Summary Compensation Table” (Timo Jauristo does not receive additional compensation for his services as a director). All of the amounts to Messrs. Black, McCartney and Hume is paid in their capacities as directors, board committee members or board committee chairs, as applicable, and, in the case of Messrs. Black and McCartney, includes compensation as members of the Special Committee. In addition, stock options to purchase shares of the Company are granted to the Company's directors from time to time.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out certain information, as at the end of the Company’s most recently completed financial year, regarding (1) stock options issued pursuant to all compensation plans previously approved by shareholders, being the Company's stock option plan, and (2) all compensation plans not previously approved by shareholders.   Stock Options granted in 2007 have a vesting schedule as follows:  25% after June 11, 2008, 25% after December 11, 2008 and the remaining 50% after December 11, 2009.

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights ($) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity Compensation plan approved by security holders	3,617,000	0.65	816,617
Equity compensation plans not approved by security holders	n/a	n/a	n/a
Total	3,617,000

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors, employees or executive officers of the Company, none of the proposed directors of the Company and none of the associates of such persons is or has been indebted to the Company at any time since the beginning of the Company's last completed financial year.  Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the directors or executive officers of the Company, nor any proposed director of the Company, nor any person who beneficially owns, directly or indirectly, shares of the Company or who exercises control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction not otherwise disclosed herein which, in either case, has affected or will materially affect the Company, except as disclosed herein.

APPOINTMENT OF AUDITOR

Deloitte & Touche LLP, initially appointed auditors of the Company in 1992, are recommended by Management for reappointment.

MANAGEMENT CONTRACTS

Management services for the Company or its subsidiaries are not, to any substantial degree, performed by persons other than the executive officers of the Company pursuant to consulting agreements (see “Executive Compensation Disclosure – Termination of Employment, Change in Responsibilities and Employment and Management Contracts”).

CORPORATE GOVERNANCE DISCLOSURE

The following Corporate Governance Disclosure meets the requirements of National Policy 58-201 Corporate Governance Guidelines as well as National Instrument 58-101, Disclosure of Corporate Governance Practices, applicable to issuers whose securities are listed on the Exchange.

FORM 58-101F1 CORPORATE GOVERNANCE DISCLOSURE

1.

Board of Directors –

a.

The following directors are unrelated in that they are independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with the best interests of the Company, other than interests and relationships arising from shareholding:  W. David Black, James B. Hume and William D. McCartney.

b.

The following director is a member of management and thus is not independent: Timo Jauristo.

c.

A majority of directors is independent.

d.

Certain of the directors are presently a director of one or more other reporting issuers, as follows:

Director	Other Reporting Issuer
W. David Black	Quest Capital Corp. Spur Ventures Inc. Zincore Metals Inc.

Director	Other Reporting Issuer
William D. McCartney	Mercer International Inc. Exeter Resource Corporation Bowram Energy Inc. Woodbridge Energy Ltd. Newstrike Capital Inc. Fortress Petroleum Inc.
Timo Jauristo	Zincore Metals Inc.

e.

Each regularly scheduled Board meeting is either preceded or followed by an in camera meeting of the independent directors, which members of management and the non-independent directors do not attend.  The independent directors of the Board also hold additional meetings that members of management and non-independent directors do not attend.  The Chair informs management of the substance of these meetings to the extent that action is required by management.  During 2007 the independent directors met three times when members of management and non-independent directors were not in attendance.

f.

The Chair of the Board, W. David Black, is an independent director, which enhances the Board’s ability to function independently of management. It is the Chair’s responsibility is to ensure that the relationships between management, shareholders and the Board are efficient and effective. The Chair acts as a resource for the CEO, and at all times retains an independent perspective to represent the best interests of the Company.

g.

Attendance – The following chart illustrates the number of meetings of the Board and each committee and the directors’ attendance during 2007.

Director	Board 11 meetings	Committee
		Corporate Governance and Nominating 4 meetings	Audit Committee 4 meetings	Compensation Committee 3 meetings	Environment and Safety 3 meetings
W. David Black, Chair	11	4	4	3	n/a
Timo Jauristo	10	n/a	n/a	n/a	3
James B. Hume	7	1	1	1	1
William D. McCartney	10	4	4	3	3

2.

Board Mandate – The written mandate of the Board is the following:

The mandate of the Board is to supervise the management of the Company and to act in the best interests of the Company.  The Board acts in accordance with the British Columbia Business Corporations Act; the Company’s Articles of Incorporation; the Company’s Code of Business Ethics and Conduct; the Mandate of the Board and the charters of the Board’s committees and other applicable laws and policies.  The Board approves all significant decisions that affect the Company before they are implemented.  As a part of its overall responsibility for the stewardship of the Company, the Board assumes responsibility for the following:

a.

Stewardship

The Board sets and supervises standards of corporate governance that create a culture of integrity throughout the Company, and guides the operations of the Company and management in compliance with the Company's constating documents and British Columbia corporate law, securities legislation in each jurisdiction in which the Company is a reporting issuer, and other applicable laws.

b.

Strategic Planning

The Board is actively involved in the Company’s strategic planning process.  The Board discusses and reviews all materials relating to the strategic plan with management.  The Board is responsible for reviewing and approving the strategic plan, which takes into account the opportunities and risks of the business.  Following the completion of each year, the Board undertakes a review of this strategic plan to assess the strengths, weaknesses and overall results of the plan.  The Board also receives reports of management on a regular basis throughout the year on the current and proposed operations of the Company and reviews the opportunities of the Company and assesses risks to which the Company is exposed so that the plan can be adjusted where required.

c.

Dealing with Risks

The Board, in its annual assessment of the strategic plan, identifies principal risks and considers how to monitor and manage the risks.  The principal risks to the Company have been identified as risks relating to the environment, safety, securities markets, commodity prices and currency fluctuations, legislative and title issues arising from operations in foreign jurisdictions and the fact that mineral exploration and development activities are inherently risky.  The Board has instructed management to assist the Board in identifying risks and to promptly alert the Board when a risk has materialized.  The board may from time to time appoint management, board members or advisors to assist in assessing different risks.

d.

Succession Planning

The Board, through the Compensation Committee, annually identifies the key individuals of the Company and, in consultation with management, determines how best to replace such individuals should the need arise.  The Board's policy is to select individuals who have the required expertise and would therefore require a minimum of training in order to assume their role with the Company.  Management is assigned the responsibility of training and advising the new person of the Company's policies and practices.  The CEO has primary responsibility for supervising and reviewing the performance of other senior management.  The Board is actively involved with the operations of the Company and therefore the performance of senior management is always under scrutiny.

e.

Communication Policy

The Disclosure and Stock Trading Policy governs communication with shareholders and others and reflects the Company's commitment to timely, effective and accurate corporate disclosure in accordance with all applicable laws and with a view to enhancing the Company's relationship with its shareholders.

f.

Internal Control And Management Information Systems

The effectiveness and integrity of the Company's internal control and management information systems contribute to the effectiveness of the Board and the Company.  To maintain the effectiveness and integrity of the Company's financial controls, the Board, through the audit committee which consists solely of independent directors, monitors internal control and management information systems.

g.

Approach to Corporate Governance

The Board has appointed a Corporate Governance and Nominating Committee composed entirely of independent directors, and which has overall responsibility for developing the Company’s approach to corporate governance including keeping informed of legal requirements and trends regarding corporate governance, monitoring and assessing the functioning of the Board and committees of the Board, and for developing, implementing and monitoring good corporate governance practices in the form of the Company’s Guide to Corporate Governance.  The Corporate Governance and Nominating Committee is also responsible for identifying individuals qualified to become new board members and recommending to the Board the new director nominees for the next annual meeting of shareholders.

Individual directors may engage an outside adviser at the expense of the Company in appropriate circumstances, subject to the approval of the Chair of the Corporate Governance and Nominating Committee.

h.

Feedback

The Company’s website facilitates feedback from shareholders by permitting requests for information and sending messages directly to the Company.

i.

Expectations and Responsibilities of Directors

The Board is responsible for determining the committees of the Board that are required to effectively manage certain aspects of the Board's duties, and for ensuring that the committees have the requisite independence, competency and skill.  The Board approves and annually reviews the charters of the committees, and conducts, with the assistance of the Corporate Governance and Nominating Committee, annual reviews of the performance of the committees.

Directors are responsible for attending Board meetings as well as meetings of committees of which the director is a member.  Directors are responsible for reviewing meeting materials in advance of the meeting.

Directors are responsible for fulfilling the Board’s expectations of directors, as set out in the Position Description - Directors, in respect of:  Board Activity; Preparation and Attendance; Communication; Committee Work; and Business, Community and Industry Knowledge.

3.

Position Descriptions

a.

The Board has developed written position descriptions for the Chair and the Chair of each Board committee.

b.

The Board and CEO have developed a written position description for the CEO, which delineates the role and responsibilities of the CEO.

4.

Orientation and Continuing Education

a.

The Board takes the following measures to ensure that all new directors receive a comprehensive orientation regarding (i) the role of the Board, its committees and its directors, and (ii) the nature and operation of the Company’s business:

i.

Each new director is provided with a copy of the Board Manual, which contains the Company’s policies and provides a comprehensive introduction to the Board and its committees; and

ii.

Each new director brings a different skill set and professional background, and with this information, the Chair is able to determine what orientation to the nature and operation of the Company’s business will be necessary and relevant to each new director.

b.

The Board takes the following measures to provide continuing education for its directors in order that they maintain the skill and knowledge necessary for them to meet their obligations as directors:

i.

The Board Manual is reviewed at least annually and revised materials are given to each director;

ii.

There is a technical presentation at Board meetings, focusing on either a particular property or a summary of various properties.  The question and answer portions of these presentations are a valuable learning resource for the non-technical directors; and

iii.

Annual attendance at one of the Company’s properties, to become acquainted with operational aspects.

5.

Ethical Business Conduct

a.

The Board has adopted a written Code of Business Conduct & Ethics for its directors, officers, employees and consultants (the “Code”), a copy of which is filed on SEDAR:

i.

A copy of the Code was provided to each director, officer, employee and consultant and will be provided to each new director, officer, employee and consultant upon joining the Company. In addition, if the Code is amended or revised, then a new copy is distributed;

ii.

In order to ensure compliance with the Code, the Board has established complaint procedures for financial concerns, and environment and safety concerns; and

iii.

Material change reports have been filed by the Company on July 19, 2007 and August 29, 2007 relating to departures of the Code by John Paterson, the former Chief Executive Officer of the Company.

b.

The Board complies with the conflict of interest provisions of the British Columbia Business Corporations Act, as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

c.

In addition to the Code, the Board has also implemented a Disclosure and Stock Trading Policy, and a Code of Employee Conduct to encourage and promote a culture of ethical business conduct.

6.

Nomination of Directors

a.

In order to identify new candidates for nomination to the Board, the Board considers the advice and input of the Corporate Governance and Nominating Committee regarding:

i.

the appropriate size of the Board, the necessary competencies and skills of the Board as a whole; and the competencies and skills of each existing director; and

ii.

the identification and recommendation of new individuals qualified to become new Board members.  New nominees must have a track record in general business management, special expertise in an area of strategic interest to the company, the ability to devote the time required and a willingness to serve.

b.

The Board has a Corporate Governance and Nominating Committee composed entirely of independent directors.

c.

The Corporate Governance and Nominating Committee is responsible for identifying individuals qualified to become new Board members and recommending to the Board the new director nominees. The Committee has the power to engage outside advisors and determine its own procedures.

7.

Compensation

a.

The process by which the Board determines the compensation for executive officers of the Company is described in the Report on Executive Compensation of the Compensation Committee.  The Board determines the compensation for the Company’s directors by comparison with publicly available information on other reporting issuers in the mineral industry.

b.

The Board has a Compensation Committee composed entirely of independent directors.

c.

The Compensation Committee is responsible for reviewing and recommending to the Board the CEO’s compensation; for evaluating the performance of the CEO; for making recommendations to the Board with respect to non-CEO officer and director compensation, incentive-compensation plans and equity-based plans; and reviewing executive compensation disclosure in advance of publication.  The Committee has the power to engage outside advisors and determine its own procedures.

8.

Other Board Committees

In addition to the audit, compensation and corporate governance and nominating committees, the Board has an Environment and Safety Committee and, as of June 28, 2007, the Special Committee.  The Environment and Safety Committee has overall responsibility for developing and monitoring standards for ensuring a safe, healthy work environment and sustainable development.  Committees of the Board are generally composed of independent directors, with the exception that the Environment and Safety Committee includes at least one member of management.

The mandate of the Special Committee is to address all matters (including class actions, securities matters, shareholder suits, directors' and officers' liability insurance and/or actions commenced by the Company) in regards to litigation, investigations and proceedings related thereto, relating to the Company and its Boka Project (China).  Further, the Special Committee is to review and finalize all public disclosure relating to the Boka Project and related investigations.

9.

Assessments

The Corporate Governance and Nominating Committee evaluates the effectiveness of the Board, its committees and individual directors.  Each committee conducts an annual assessment of its effectiveness and contribution, consisting of a review of its Charter, the performance of the committee as a whole.  The committee then submits a Committee Annual Assessment Report to the Corporate Governance and Nominating Committee, including recommendations.  In addition, the Board conducts an annual review of its performance.

AUDIT COMMITTEE DISCLOSURE

Information required by Multilateral Instrument 52-110, Audit Committees, is presented in the Company’s Annual Information Form, Item 11, Audit Committee, which is filed on www.sedar.com.

STOCK OPTION PLAN DISCLOSURE

The following disclosure is pursuant to the Exchange’s requirement that companies disclose on an annual basis the terms of their security based compensation arrangements and any amendments that were adopted in the last fiscal year.  The principal features and terms of the Plan, first approved by shareholders and the Exchange in 2005 and amendments subsequently approved by shareholders and the Exchange in 2006 and 2007 are as follows:

1.

The Plan is a ‘rolling’ or ‘evergreen’ stock option plan under which the aggregate number of common shares that may be subject to option at any one time may not exceed 10% of the issued and outstanding shares of the Company as of that date, including shares issued as a result of the exercise of options.  Ten percent of the 44,922,936 currently issued and outstanding shares of the Company is 4,492,293.

2.

Under the Plan, the Board of Directors is authorized to designate persons to whom options could be granted. Currently, employees, directors and officers of and service providers to the Company and its subsidiaries are eligible participants in the Plan (“Eligible Participants”).

3.

As of March 20, 2008, the total number of shares that have been approved by the Exchange for issuance under the Plan and all of the Company’s prior stock option plans is 4,433,617 (less than 10% of the 44,922,936 issued and outstanding shares), of which 3,617,000 options have been granted, representing 8.05% of the Company’s issued and outstanding shares, and 816,617 remain reserved for issuance but not yet granted. Since the inception of the Plan in May 2005, 328,000 shares have been issued as a result of the exercise of options.

4.

The Plan provides that under no circumstances shall the Plan, together with all of the Company's other previously established or proposed stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of shares, result, at any time, in:  (i) the number of shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the issued and outstanding shares; (ii) the issuance to insiders, within a one year period, of a number of shares exceeding 10% of the issued and outstanding shares; or (iii) the issuance to any one insider and such insider's associates, within a one year period, of a number of shares exceeding 5% of the issued and outstanding shares.

5.

The exercise price for an option granted under the Plan is the “market price”, which is the volume weighted average trading price for the last five trading days on which the Company’s shares traded prior to the date of grant of options.  The Company presently does not have a share purchase plan and nor does it grant stock appreciation rights.

6.

Options granted have a vesting period if required by the Board or the Exchange policies.  The Board has imposed a schedule, which is not part of the Plan, on the vesting of options for all options granted.

7.

Options may not be granted for a term exceeding 10 years.

8.

Options granted under the Plan may not be assigned by the optionee other than by will or pursuant to the laws of succession, and to a trust, RESP or RRSP or similar legal entity established by the optionee.

9.

If the optionee ceases to be an Eligible Participant for any reason other than death, then such optionee has the lesser of 90 days, which date will be extended to the date that is ten days after the end of a Blackout Period, if applicable or until the expiry date of the options within which to exercise any option vested not exercised prior to the date of ceasing to be an Eligible Participant.  Where, however, the employment or service contract with an optionee is terminated (i) without a valid cause, the Board may, in its discretion, amend the terms of any option held by such optionee to permit such person to exercise any or all of such options as if such optionee’s employment or engagement had not been terminated and (ii) for cause, the Board may, in its discretion, amend the terms of any options held by such optionee which have not been previously exercised such that the options will only be exercisable on the next five (5) business days following the date of personal delivery of a written notice of termination to the optionee.  A Blackout Period is imposed by the Company, when no optionee may exercise options.

In the event of death of an optionee, options held by such optionee may be exercised until the earlier of the expiry date of such options or one year from the date of death, which date will be extended to the date that is ten days after the end of a Blackout Period, if applicable after which the options terminate.

10.

The Plan requires shareholder approval for any of the following amendments to the Plan, as detailed in the Plan:

a.

any amendment to the fixed percentage of shares issuable under the Plan, including a change from a fixed maximum percentage to a fixed maximum number;

b.

any change to the definition of “Eligible Participant” which would have the potential of broadening or increasing insider participation;

c.

the addition of any form of financial assistance;

d.

any amendment to a financial assistance provision which is more favourable to Optionees;

e.

the addition of a deferred or restricted share unit or any other provision which results in Eligible Participants receiving shares while no cash consideration is received by the Company; and

f.

any other amendments that may lead to significant or unreasonable dilution in the Company’s outstanding securities or may provide additional benefits to Eligible Participants, especially insiders of the Company, at the expense of the Company and its existing shareholders.

11.

The Plan requires disinterested shareholder approval for a reduction in the exercise price, or an extension of the term, of options granted to an Insider.

12.

The Board may, subject to receipt of requisite regulatory approval, where required, in its sole discretion make all other amendments to the Plan that are not of the type contemplated above including, without limitation:

a.

amend typographical, clerical or grammatical errors;

b.

a change to the vesting provisions of an option or the Plan;

c.

reduce the exercise price of an option for an optionee who is not an insider;

d.

a change to the termination provisions of an option granted or the Plan  which does not entail an extension beyond the expiry date;

e.

reflect changes to applicable securities laws; and

f.

the addition of a cashless exercise feature, payable in cash or securities.

13.

Options will be adjusted in the event of any consolidation or subdivision of shares or the declaration of a dividend.  In the event of a take-over bid or a change of control, as defined in the Plan, the Options become vested and exercisable in accordance with the terms of the Plan.

PARTICULARS OF MATTERS TO BE ACTED UPON

APPROVAL OF UNALLOCATED OPTIONS UNDER STOCK OPTION PLAN

Policies of the Exchange require that companies with stock option plans that do not have a fixed maximum number of securities issuable seek shareholder approval of all unallocated options every three years.  Previously allocated options, however, will continue unaffected by shareholder approval or disapproval.  In addition, if shareholder approval is not granted, then previously granted options will not be available to be re-allocated if such options are cancelled prior to exercise.  Therefore, shareholders will be asked at the Meeting to consider and if deemed appropriate approve with or without variation the following resolution to approve all unallocated options under the Company’s Stock Option Plan, details of which are provided under the heading “Stock Option Plan Disclosure”.

“RESOLVED, THAT:

1.

all unallocated options issuable pursuant to the Company’ Stock Option Plan are hereby approved and authorized until May 6, 2011; and

2.

any one director or officer of the Company is hereby authorized and directed for and in the name of and on behalf of the Company to execute or cause to be executed, whether under Company seal of the Company or otherwise, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to give effect to this resolution.”

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com.  Shareholders may contact the Company to request copies of the financial statements and Management Discussion and Analysis.  Financial information is provided in the Company’s comparative financial statements and Management Discussion and Analysis for its most recently completed financial year.

DIRECTORS’ APPROVAL

The undersigned hereby certifies that the contents and the sending of this Circular to the shareholders of the Company have been approved by the Board of Directors of the Company.

“W. David Black”

DATED at Vancouver, B.C.

W. David Black

March 20, 2008

Chair of the Board